As filed with the Securities and Exchange Commission on November 21, 2000

                                             Securities Act File No. 333-39839
                                      Investment Company Act File No. 811-6156

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           -----------------------

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(e)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 1)
              Merrill Lynch High Income Municipal Bond Fund, Inc.
                               (Name of Issuer)
              Merrill Lynch High Income Municipal Bond Fund, Inc.
                     (Names of Person(s) Filing Statement)

               Shares of Common Stock, Par Value $.10 per share
                        (Title of Class of Securities)

                                  589945 10 4
                     (CUSIP Number of Class of Securities)

                                Terry K. Glenn
              Merrill Lynch High Income Municipal Bond Fund, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:

Thomas R. Smith, Jr., Esq.             Michael J. Hennewinkel, Esq.
Brown & Wood LLP                       Merrill Lynch Investment Managers, L.P.
One World Trade Center                 P.O. Box 9011
New York, New York  10048-0557         Princeton, New Jersey  08543-9011



                               October 17, 2000
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch High Income Municipal Bond Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on October 17, 2000 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 12:00 midnight, New York time, on November 14, 2000 (the "Expiration Date"). Pursuant to the Offer, 1,154,057.4 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.25 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $10,675,030.96.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     MERRILL LYNCH HIGH INCOME MUNICIPAL BOND
                                     FUND, INC.



November 21, 2000                      By  /s/ Terry K. Glenn
                                           ----------------------------------
                                           (Terry K. Glenn, President)

                               Brown & Wood LLP
                            One World Trade Center
                         New York, New York 10048-0557

                           Telephone: (212) 839-5300

                           Facsimile: (212) 839-5599


VIA ELECTRONIC FILING
---------------------

November 21, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Division of Investment Management

Re:  Merrill Lynch High Income Municipal Bond Fund, Inc.
Amendment No. 1 to Issuer Tender Offer Statement
on Schedule TO
--------------------------------------------------------

Dear Sirs:

     On behalf of Merrill Lynch High Income Municipal Bond Fund, Inc. (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 1 to the Issuer Tender Offer Statement of the Fund on Schedule TO. Amendment No. 1 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on October 17, 2000 and terminated on November 14, 2000.

     Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-7309.

                                                  Very truly yours,


                                                  /s/ Marc De Oliveira

                                                  Marc De Oliveira
                                                  Associate Awaiting Admission

Enclosure